Mail Stop 4561

August 2, 2007

Mr. David R. Robertson
President and Chief Executive Officer
Real Estate Associates Limited I-VII
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> **Re: Real Estate Associates Limited I-VII**
> **Forms 10-KSB for the years ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-09262**
> **Filed April 2, 2007**
> **File No. 000-09782**
> **Filed April 3, 2007**
> **File No. 000-10673**
> **Filed April 13, 2007**
> **File No. 000-12439**
> **Filed April 3, 2007**
> **File No. 000-12438**
> **Filed April 16, 2007**
> **File No. 000-13112**
> **Filed April 16, 2007**
> **File No. 000-13810**

Dear Mr. Robertson:

We have reviewed your filings and have the following comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-KSB for the years ended December 31, 2006

Item 7. Financial Statements

1. Please tell us whether or not you have considered the impact that SOP 07-1 will have on your financial statements.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief